GLEASON


For Further Information, Contact:
SANDER M. LEVY
Vestar Capital Partners
(212) 351-1610


JOHN J. PERROTTI
Vice President - Finance & Treasurer
(716) 461-8105

Gleason Corporation
1000 University Avenue
P.O. Box 22970
Rochester, New York USA 14692-2970


FOR IMMEDIATE RELEASE




              GLEASON CORPORATION COMPLETES SECOND STEP MERGER

               ROCHESTER, NY, MARCH 29, 2000 - Gleason Corporation (NYSE:
GLE) (the "Company") announced today that, at a special meeting held on March 29, 2000, the Company's stockholders approved an Agreement and Plan of Merger, dated as of December 8, 1999, as amended, by and among the Company, Torque Acquisition Co., L.L.C. ("Acquisition Company"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P., and Torque Merger Sub, Inc. ("Merger Sub"), a wholly owned subsidiary of Acquisition Company. Following the special meeting, Merger Sub was merged with and into the Company.

               The merger was the second and final step in a leveraged recapitalization of the Company. The first step, a joint cash tender offer by the Company and Acquisition Company to purchase all of the Company's outstanding shares of common stock at a purchase price of $23.00 per share, was completed on February 17, 2000.

               Pursuant to the merger, the public stockholders of the Company who did not tender their shares in the offer and who did not seek appraisal of their shares pursuant to the applicable provisions of Delaware law had their shares converted into the right to receive $23.00 per share, upon presentation to ChaseMellon Shareholder Services, L.L.C. ("ChaseMellon") of appropriate documentation by the holder of any such shares of Company common stock. Within the next few days, ChaseMellon will mail to non-tendering stockholders materials to be used to exchange Company stock certificates for such payment.

               Upon consummation of the merger, the Company became a privately held corporation, and the shares of Company common stock will no longer be quoted on the New York Stock Exchange.

               The Company's principal business activity is the development, manufacture and sale of gear production machinery and related equipment. The gears produced by the Company's machines are used in drive trains of automobiles, sport utility vehicles, trucks, buses, aircraft and marine, agricultural and construction machinery. The Company has manufacturing operations in Rochester, New York; Rockford, Illinois; Plymouth, England; Munich and Ludwigsburg, Germany; Bangalore, India; and Biel, Switzerland, and has sales and service offices throughout the United States and Europe and in the Asia-Pacific region.

More information about Gleason Corporation is available on the World Wide Web at http://www.gleason.com.

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